Exhibit 99.1

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia

22 December 2014

MOKO Social Media Limited (MOKO)

ASX Release: Appendix 3B

MOKO Social Media Limited (ASX code: MKB, NASDAQ Symbol: MOKO) (“MOKO” or “Company”) confirms that today, the Company cancelled 2,250,000 options exercisable over ordinary shares (Cancelled Options) and issued 2,250,000 replacement options (Replacement Options) to employees.

Background

On 3 November 2014, the Company released an Appendix 3B to the ASX notifying of the cancellation (Original Options) and related reissue (Reissued Options) of options that included the amendment to the expiry dates of some of the options.

The Company now wishes to cancel the Reissued Options, being the Cancelled Options referred to above, and issue Replacement Options (Transaction).

ASX Waiver

The Transaction was undertaken following receipt of a waiver from the ASX on the basis that the Replacement Options issued to the employees are equivalent to the Original Options issued by the Company.

Specifically, the Company received:

a waiver from ASX Listing Rule 6.23.2, to permit the Company to cancel without shareholder approval the Cancelled Options and replace them with the Replacement Options;

a waiver from ASX Listing Rule 6.23.3, to permit the Company to increase the period for exercise of certain of the Replacement Options, compared to the period for exercise of certain of the Cancelled Options.

Attached is an Appendix 3B confirming the Transaction.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
03 9620 3333	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005, 01/08/2012, 04/03/2013

Name of entity
MOKO Social Media Limited

ACN
111 082 485

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued

1.   Unlisted options, exercise price US$0.15, expiry 31/12/2015

2.   Unlisted options, exercise price US$0.1875, expiry 30/06/2015

3.   Unlisted options, exercise price US$0.17, expiry 30/06/2016

The above options replace the following options, which have been cancelled:

4.   (Unlisted options, exercise price US$0.15, expiry 31/12/2014)

5.   (Unlisted options, exercise price US$0.1875, expiry 30/06/2016)

6.   (Unlisted options, exercise price US$0.17, expiry 31/12/2014)

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 1

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

1.   1,000,000 Unlisted options, exercise price US$0.15, expiry 31/12/2015

2.   1,000,000 Unlisted options, exercise price US$0.1875, expiry 30/06/2015

3.   250,000 Unlisted options, exercise price US$0.17, expiry 30/06/2016

The above options replace the following options, which have been cancelled:

4.   (1,000,000 Unlisted options, exercise price US$0.15, expiry 31/12/2014)

5.   (1,000,000 Unlisted options, exercise price US$0.1875, expiry 30/06/2016)

6.   (250,000 Unlisted options, exercise price US$0.17, expiry 31/12/2014)

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1.   Unlisted options, exercise price US$0.15, expiry 31/12/2015. Vesting condition: Must be employed on 01/01/2015.

2.   Unlisted options, exercise price US$0.1875, expiry 30/06/2015

3.   Unlisted options, exercise price US$0.17, expiry 30/06/2016

The above options replace the following options, which have been cancelled:

4.   (Unlisted options, exercise price US$0.15, expiry 31/12/2014)

5.   (Unlisted options, exercise price US$0.1875, expiry 30/06/2016)

6.   (Unlisted options, exercise price US$0.17, expiry 31/12/2014)

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1. No 2. No 3. No 4. No 5. No 6. No

5	Issue price or consideration	1.-3. N/A – Unlisted options issued over ordinary shares 4.-6. N/A – Cancelled options over ordinary shares

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.-6. To cancel certain Unlisted options over ordinary shares and replace them with Unlisted options with different expiry dates and vesting conditions.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

		No

6b	The date the security holder resolution under rule 7.1A was passed	N/A

6c	Number of +securities issued without security holder approval under rule 7.1	1. 2,250,000 Unlisted options

6d	Number of +securities issued with security holder approval under rule 7.1A	0
6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	0

6f	Number of securities issued under an exception in rule 7.2	N/A
6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	N/A

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 3

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	REFER ANNEXURE 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

1.-3. 22 December 2014 4.-6. 22 December 2014

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	601,899,266 144,007,974	(MKB) Ordinary Shares (MKBOA)Listed Options, exercise price 5 cents, expiry 13 June 2015

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	20,000,000 10,000,000 2,000,000 500,000 750,000 4,250,000 3,450,000 16,000,000 6,400,000 1,000,000

Performance Shares

(MKBAO)Director
Unlisted Options, Exp
$0.042, Exp 30 July 2016

(MKBAO) Unlisted
Options, Exp $0.04, Exp
30 June 2015

(MKBAO) Unlisted
Options, $0.10, Exp 30
Nov 2015

(MKBAO) Employee
Unlisted Options, $0.06,
Exp 31 Jul 2016

(MKBAO) Employee
Unlisted Options, $0.17,
Exp 31 Jul 2016

(MKBAO) Unlisted
Options, $0.155,
Exp 24 October 2015

Unlisted options, $0.40,

Exp 28 November 2015

Unlisted options, $0.10,

Exp 28 November 2015

Unlisted options, $0.03, Exp 30

June 2015

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 5

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	1,000,000 1,000,000 1,000,000 2,000,000 1,000,000 1,000,000 0 0 0 1,000,000 250,000 1,000,000 7,500,000 5,000,000

Unlisted options, $0.04,
Exp 30 June 2015

Unlisted options, $0.02,
Exp 30 June 2015

Unlisted options, $0.11,

Exp 30 June 2015

Unlisted options, $0.20,

Exp 31 January 2016

Unlisted options, US$0.05,

Exp 31 December 2014

Unlisted options, US$0.10,

Exp 31 December 2014

Unlisted options, US$0.15,

Exp 31 December 2014

Unlisted options, US$0.17,

Exp 31 December 2014

Unlisted options, US$0.1875,

Exp 30 June 2016

Unlisted options, US$0.15,

Exp 31 December 2015

Unlisted options, US$0.17,

Exp 30 June 2016

Unlisted options, US$0.1875,

Exp 30 June 2015

Unlisted options $0.19,

Exp 26 November 2017

Unlisted options $0.19,

Exp 26 November 2016

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	1,000,000 10,320,000 1,000,000	Unlisted Options $0.196, Exp 31 January 2017 Unlisted options over American Depositary Shares (expressed here in ordinary shares) Unlisted Options $0.20, Exp 20 December 2016

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 7

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue
23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 9

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☒	Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable

39	Class of +securities for which quotation is sought	Not applicable

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 11

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	.........................................................	Date: 22 December 2014
(~~Director/~~Company secretary)

Print name:	Andrew Bursill

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	483,090,104

Add the following:

•   Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2

•   Number of fully paid ordinary securities issued in that 12 month period with shareholder approval

•   Number of partly paid ordinary securities that became fully paid in that 12 month period

Note:

•    Include only ordinary securities here – other classes of equity securities cannot be added

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

117,566,899
Subtract the number of fully paid ordinary securities cancelled during that 12 month period	-
“A”	600,657,003

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 13

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	90,098,550
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable ) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	9,742,263
“C”	9,742,263
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	90,098,550
Subtract “C” Note: number must be same as shown in Step 3	9,742,263
Total [“A” x 0.15] – “C”	80,356,287 [Note: this is the remaining placement capacity under rule 7.1]

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•   This applies to equity securities – not just ordinary securities

•   Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•   Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•   It may be useful to set out issues of securities on different dates as separate line items

“E”

+ See chapter 19 for defined terms.

Appendix 3B Page 15

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2
Subtract “E” Note: number must be same as shown in Step 3
Total [“A” x 0.10] – “E”	Note: this is the remaining placement capacity under rule 7.1A